82-2549

CIBC Mellon

CIBC Mellon Trust Company

320 Bay Street

P.O. Box 1

Toronto, ON M5H 4A6

Tel: 416.643.5000

Fax: 416.643.5570

www.cibcmellon.com

02 MAR 13 AM 8:31

February 26, 2002

02015770

Securities Exchange Commission
Office of International Finance
450 5th Street N.W.
Judiciary Plaza, Room 3094
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs:

RE: CCL INDUSTRIES INC.

The enclosed material was sent by prepaid mail to all shareholders of the above-mentioned Company on February 26, 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this material with you as Agent for the Company in compliance with the regulations.

PROCESSED
MAR 29 2002
P THOMSON FINANCIAL

Yours very truly,
CIBC MELLON TRUST COMPANY

Jennifer Andersen
Administrator, Client Services
Direct Dial: (416) 643-5564

3/14

Encl. - Interim Report for the period ended December 31, 2001

4SS.24
pk/H_CCL (1-2)

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.

CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

02 MAR 13 AM 8:34

February 21, 2002

Dear Shareholder:

Enclosed is information on your Company's Year 2001 and Fourth Quarter results.

Last year was indeed a demanding year for your Company. Given the macro-economic issues last year, your Board of Directors is pleased with the progress made to-date on restructuring initiatives, which has positioned CCL with a lower cost base and a more focused operating approach. We are also pleased that measures taken to maximize the cash flow from operations such as reducing investment in working capital and from asset dispositions have produced a healthy cash position for your Company. These operational improvements position CCL, as it enters 2002, to take advantage of both the anticipated pick-up in demand and expansion opportunities, such as the recent acquisition of the European Label businesses from Jarvis Porter PLC.

The Company's strong cash position supports the approval of the payment of a dividend for March 29, 2002 of $0.08 per Class B Non-Voting Share and $0.0675 per Class A Voting Share.

We encourage all shareholders to access our web site www.cclind.com on a regular basis for investor and company news including scheduled dates for future earnings releases. If you would like to have future Press Releases e-mailed to you at the time they are issued, please complete the Information Request Form under the Investor Relations Section on our Web Site. You may also request a direct mailing of all Press Releases by writing to us, attention Christene Duncan.

We usually hold conference calls with our stakeholders following the release of our results. Presentation material used during these calls is posted on our web site and an audio recording of the calls is also available. Instructions for accessing these services are set out at the end of each earnings release.

Yours truly,

Jon K. Grant
Chairman of the Board

Investor Update

1. 2001 Year and Fourth Quarter Earnings Release
2. Consolidated Statements of Earnings and Retained Earnings
3. Consolidated Balance Sheets
4. Consolidated Statements of Cash Flow
5. Notes to Interim Consolidated Financial Statements
6. Management Discussion and Analysis
7. Dividend Declaration Press Release
8. European Label Acquisition Press Release

CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

News Release **Stock Symbol: TSE - CCL.A and CCL.B**

For Immediate Release – Thursday, February 21, 2002

CCL Releases Year 2001 Results

Results Summary

(in millions except per share data)	Fourth Quarter 2001	Fourth Quarter 2000	% Change	Full Year 2001	Full Year 2000	% Change
Sales	$373.3	$385.9	(3.3)	$1,600.5	$1,589.1	0.7
EBITDA	$36.3	$38.4	(5.5)	$159.9	$183.3	(12.8)
Unusual items (net)	$3.1	$18.8		$7.7	$18.8	
Net earnings/(loss)	$3.0	$(6.9)		$24.9	$26.7	(6.7)
Per Class B Share						
Earnings before unusual items and goodwill amortization	$0.26	$0.31	(16.1)	$1.21	$1.43	(15.4)
Earnings before unusual items	$0.16	$0.22	(27.2)	$0.83	$1.10	(24.5)
Net earnings/(loss)	$0.10	$(0.18)		$0.70	$0.70	
Cash flow before unusual items	$0.82	$0.84	(2.4)	$3.39	$3.47	(2.3)
Weighted average number of equivalent shares outstanding (in 000s)				35,974	38,267	(6.0)

For Periods Ending December 31st

Toronto, February 21, 2002 -- CCL Industries Inc., a world leader in developing manufacturing, packaging and labeling solutions for the consumer products industry, announced today its financial results for the fourth quarter and year ended December 31, 2001. Sales for the year increased approximately 1% to $1,600.5 million compared with $1,589.1 million for the year ended December 31, 2000. Sales for the fourth quarter of 2001 declined 3.3% to $373.3 million compared to $385.9 million in 2000. If the effect of foreign exchange and sales from dispositions are excluded, sales for the year increased 1% and declined 4% in the fourth quarter.

Earnings before interest, taxes, depreciation, amortization and unusual items (EBITDA) were $159.9 million for the year and $36.3 million for the fourth quarter ended in 2001 compared to $183.3 million and $38.4 million for the corresponding periods a year ago.

Earnings per Class B share, before unusual items, for the year were $0.83 and $0.16 for the fourth quarter compared to $1.10 and $0.22 respectively in the prior year. Net earnings per Class B share for the year were $0.70 and $0.10 in the fourth quarter compared to $0.70 for the year and a loss of $0.18 in the fourth quarter of 2000.

Unusual items are comprised of restructuring costs and net foreign exchange gains. Restructuring costs incurred were $9.6 million for the year, with $2.4 million of this amount pertaining to the fourth quarter. These costs relate primarily to actions taken in the Label and Container Divisions to refocus these businesses and to reduce their cost structures. For the year 2000, restructuring costs amounted to $18.8 million and all were incurred in the fourth quarter. There are no additional plans for restructuring of operations, once the current plans are completed in early 2002. However, if the anticipated increase in demand does not materialize and match production capacity, it will be essential to consider further cost cutting and restructuring measures. The net foreign exchange gain of $1.9 million for the year, resulting from the repatriation of capital from certain foreign subsidiaries, arises from the difference between the exchange rate in effect on the date the capital was returned to Canada, compared to the historical rate in effect when the capital was invested. These amounts are not subject to income tax.

Cash flow per Class B shares for the year ended December 31, 2001, before unusual items, remained strong at $3.39 per share. This compares to $3.47 for the year ended December 31, 2000. Cash flow per Class B share, before unusual items, was $0.82 for the fourth quarter of 2001 compared to $0.84 in 2000.

The Company ended the year with cash on hand of $112.9 million. Debt, after netting this cash position, amounted to $435.7 million as at December 31, 2001 compared to $486.1 million a year earlier. Net debt to total capitalization continued to decline during the year to 43.6% at December 31, 2001 compared to 46.5% at December 31, 2000 and 47.6% as at December 31, 1999. This significant reduction was achieved due to management's efforts to generate cash and reduce working capital, in spite of disappointing earnings and the expenditure of $29.5 million to repurchase 2.6 million Class B shares during 2001.

Donald G. Lang, President and Chief Executive Officer said, "2001 was another challenging year for CCL. It was the second year in a row of economic decline with demand in the broad-based non-durable consumer goods sector down by 3.3% in 2001 and 1.6% in 2000. The September 11th terrorist attacks in the United States further compounded this difficult situation by disrupting order patterns and logistics in the industry which, I believe, accounted for much of the erratic and disappointing demand pattern in the fourth quarter."

"In spite of this uncertain environment, our Custom Manufacturing Division had an outstanding year and was able to improve its income contribution from the year 2000 level. This division continues to benefit from new contracts and the renewal of contracts for existing business. On the other hand, the Container and Label Divisions

were the most affected by the economic slow-down in addition to restructuring efforts required to focus their businesses, strengthen management, and reduce their costs. These plans will allow the two divisions to reach more acceptable profit levels as the economy and related demand picks up, as expected, throughout 2002."

"Our outlook for 2002 is reflective of a gradual improvement in demand and a return to more normal levels of operating results for the Company. The current economic outlook remains cautiously optimistic for consumer products which should translate into stronger order patterns and results, particularly in the last half of the year," continued Mr. Lang.

Sales in the Custom Manufacturing Division increased 3% in the fourth quarter of 2001 and 8% for the year, after excluding both the effect of foreign exchange and the sale of the China joint venture and U.K. pharmaceutical operations earlier in 2001. This increase, when dispositions are excluded, results primarily from a 6% growth in unit volume during 2001 in selected product categories.

Operating income in the Custom Manufacturing Division increased 36% to $10.9 million in the quarter compared to $8.0 million in the fourth quarter of 2000. Total year operating income of $ 46.0 million compares to $ 42.0 million or a 10% improvement over the previous year. This division continues to see improvement in its German operations, in addition to securing new business and the renewal of existing contracts. Production under these new contracts started in the third quarter of 2001 and will extend into 2002. At the same time, however, Custom Manufacturing continues to be affected by reduced margins due mainly to pricing pressure.

The U.K. pharmaceutical business and the China joint venture which were sold in early 2001, incurred operating losses of approximately $3.9 million 2000. This compares to their pre-sale operating losses in 2001 of $0.6 million. In December 2001 and early 2002, CCL sold, in two separate transactions, a portion of its K-G Packaging business located in Concord, Ontario, which formulates and fills industrial aerosol liquid products. Proceeds received in 2001 and early 2002 in connection with these transactions, were $7.8 million and $9.4 million respectively. The company anticipates selling the balance of the K-G Packaging business in 2002. No gain or loss is expected as a result of these transactions.

Sales in the Container Division, after excluding the effect of foreign exchange, decreased approximately 6% in the quarter and 5% for the full year. The division recorded income of $10.7 million in 2001 compared to $32.6 million in 2000. The plastic packaging business unit continued to incur losses in the fourth quarter which resulted in the Container Division reporting a small combined profit for the quarter. On a full year 2001 basis, Plastic Packaging incurred significant losses, including provisions for slow moving and obsolete inventories as well as uncollectible receivables totaling $6.8 million.

Within the Container Division, the aluminum aerosol, laminate tube and international business units all had improved operating results for the year 2001 compared to 2000. The Mexico, Costa Rica and laminate tube plants all had significant increases in sales, while sales in the aluminum aerosol unit were down modestly, reflecting the slow-down in North America. The aluminum aerosol unit, however, continues to improve its cost structure and shift its product mix to include those with higher margins.

Sales in the aluminum tube business unit were flat in year 2001 compared to 2000. This unit experienced a number of operational issues as well as reduced demand for higher margin product lines during 2001, resulting in a modest loss for the year compared to a profit in 2000. The recently enlarged Harrisonburg, VA facility experienced difficulty integrating manufacturing lines being relocated as part of a consolidation with the Carrollton, KY plant while absorbing new business at the same time. The Harrisonburg management team was strengthened in order to address the situation. The Carrollton plant was closed by year-end.

Sales of the plastic packaging business unit decreased by 6% in year 2001 compared to 2000. This unit experienced significant operating problems in 2001 which resulted in the implementation of a major restructuring plan. Gene Dorsch, an industry veteran, was appointed President of Plastic Packaging in August 2001 with the mandate of overseeing operations and returning the business to profitability. Management, operating systems, and controls are being strengthened, and the large Los Angeles, CA plant has been downsized to focus on fewer technologies. Some of the L.A. plant's original business base and technologies have been transferred to the Wilkes-Barre, PA plant which opened mid-year to focus on the large East Coast customer base and to the CCL Dispensing Systems joint venture in Libertyville, IL, formed in early June 2001. The business of the joint venture has increased significantly since its formation. Plastic Packaging's operating losses for 2001 were also impacted by electricity blackouts early in the year and by higher energy costs.

Sales in the Label Division, after excluding the effect of foreign exchange and the sales related to the labeling equipment business which was sold in the fourth quarter of 2000, declined 14% in the fourth quarter and 8% year-to-date. This reduction reflects both the unprecedented industry slow-down and a temporary sharp drop in orders following the September 11th terrorist attack. Operating income in the fourth quarter was flat compared to 2000, while operating income for the 2001 year decreased from $25.5 million to $19.4 million.

The Label Division undertook a restructuring plan, under the direction of its new President, Geoffrey Martin, which was substantially completed in 2001. As a result, the plants in the United States have been reorganized into a network of decentralized and focused label businesses, with each business group specializing in the printing technology requirements and other needs of specific customers. This plan has resulted in a significant reduction in selling expenses as well as general and administrative and fixed expenses in the division. All Label plants, except Charlotte, NC, which is now operating at close to break-even, continue to be profitable, despite the significant slow-down in demand.

On January 25, 2002, the Company announced the acquisition of four European pressure sensitive label plants from Jarvis Porter PLC for Cdn $16 million. The agreement to purchase these plants, with annualized sales of approximately $50 million, closed on February 1, 2002.

Overall, the financial position of CCL remains strong. Net debt, which is largely in U.S. dollar private placements and translated to $Cdn for reporting purposes, was reduced by $50.4 million during the year. The depreciation of the Canadian dollar over the past year has had the effect of increasing reported debt. If the non-cash translation effect of

this depreciation on the U.S. dollar debt is considered, the strong cash flow would have reduced reported net debt over the twelve-month period by an additional $31.4 million. Cash was generated during the year from operational performance, a significant reduction in working capital, and the sale and leaseback of the Los Angeles, CA plastic plant combined with a conservative capital expenditure program.

Over the past year, free cash has been used to repay all current debt and to repurchase 2.6 million shares for $29.5 million. On August 3, 2001, the Company filed its Normal Course Issuer Bid and as of December 31, 2001, 2.1 million shares, for a total consideration of $23.2 million, had been purchased for cancellation under this filing. The Company, under the rules of the Ontario Securities Commission, also acquired a further 0.5 million Class B shares for cancellation for consideration of $6.3 million. The actual number of shares outstanding at December 31, 2001 was 34.1 million compared to 36.7 million a year earlier.

Generally accepted accounting principles for the recognition, measurement, presentation and disclosure of goodwill and other intangibles has changed, and came into effect January 1, 2002. Under these new rules goodwill will not be amortized. Instead, the goodwill associated with each operating segment will be tested annually for impairment and any deficiency recognized as an impairment loss. Goodwill amortization, net of tax, was $13.5 million or $0.38 per class B share in 2001.

As at December 31, 2001, no loss needed to be recognized under the old rules for calculating permanent impairment of goodwill. Management believes, however, that an impairment charge may be required for the Container Division in 2002 when the revaluation of goodwill will be completed for each operating segment under the new rules. The Company's Container Division had unamortized goodwill as at December 31, 2001 of $189.5 million. The operating results of this business segment in 2001 were significantly lower than expected due to operational issues and market demand. The quantification of the impairment charge, if any, will depend upon the outlook for a more normal earnings stream, which will be assessed as the results of the corrective operational plans and market demand become clearer in 2002.

CCL Industries Inc. (TSE CCL.A and CCL.B), with revenues of approximately $1.6 billion, is a creative outsourcing partner to some of the world's largest producers of consumer brands, helping them to get their products to market quickly and cost-effectively. Areas of expertise include custom manufacturing; state-of-the-art packaging solutions, including specialty aluminum and plastics packaging; and innovative product labeling. CCL develops solutions for producers of leading consumer brands in personal care, cosmetic, pharmaceutical, household and specialty food products. With headquarters in Toronto, Canada, CCL employs 7,100 people and operates 35 production facilities in North and Central America and Europe.

Statements contained in this Press Release, other than statements of historical facts, are forward-looking statements subject to a number of uncertainties that could cause actual events or results to differ materially from some statements made.

For more information, contact:

Steve Lancaster	Senior Vice President and Chief Financial Officer	416-756-8517

Note: CCL will hold a conference call at 10:30 a.m. EST on Friday, February 22, 2002 to discuss these results. To access this call, please dial 1-888-303-1409 or 416-641-6682.
Post-View service will be available from Friday, February 22, 2002 at 12:30 p.m. EST until Friday, March 22, 2002 at 11:59 p.m.
Dial: 1-800-558-5253 Access Code: 20263477

For more details on CCL, visit our web site - www.cclind.com

Financial Tables follow ...

CCL INDUSTRIES INC.
2001 Fourth Quarter
Consolidated Statements of Earnings and Retained Earnings

Unaudited	Fourth quarters ended December 31st			Twelve months ended December 31st		
(in millions of dollars, except per share data)	2001	2000	% Change	2001	2000	% Change
Sales	$ 373.3	$ 385.9	(3.3)	$ 1,600.5	$ 1,589.1	0.7
EBITDA	36.3	38.4	(5.5)	159.9	183.3	(12.8)
Depreciation, and amortization of other assets	18.1	19.1		73.4	75.4	
Interest expense	7.9	9.1		32.4	36.5	
Earnings before unusual items, income taxes and goodwill amortization	10.3	10.2	1.0	54.1	71.4	(24.2)
Unusual items (net)	3.1	18.8		7.7	18.8	
Earnings/(loss) before income taxes and goodwill amortization	7.2	(8.6)		46.4	52.6	(11.8)
Income taxes/(recovery)	0.6	(4.9)		8.0	13.1	
Earnings/(loss) before goodwill amortization	6.6	(3.7)		38.4	39.5	(2.8)
Goodwill amortization (net of tax)	3.6	3.2		13.5	12.8	
Net earnings/(loss)	$ 3.0	$ (6.9)		24.9	26.7	(6.7)
Retained earnings, beginning of period, as previously reported	331.6	344.8		329.7	328.1	
Cumulative effect of change in accounting policies	-	(0.4)		-	(2.3)	
Retained earnings, beginning of period, restated	331.6	344.4		329.7	325.8	
Net earnings/(loss)	3.0	(6.9)		24.9	26.7	
Excess of purchase price over paid up capital on repurchase of shares	(3.7)	(4.8)		(15.0)	(10.7)	
	330.9	332.7		339.6	341.8	
Less dividends:						
Class A shares	0.2	0.2		0.7	0.7	
Class B shares	2.5	2.8		10.7	11.4	
	2.7	3.0		11.4	12.1	
Retained earnings, end of period	$ 328.2	$ 329.7		$ 328.2	$ 329.7	
Earnings/(loss) per share before goodwill amortization						
Class B	$ 0.20	$ (0.08)		$ 1.08	$ 1.04	3.8
Class A	$ 0.19	$ (0.10)		$ 1.03	$ 0.99	4.0
Net earnings/(loss) per share						
Class B	$ 0.10	$ (0.18)		$ 0.70	$ 0.70	-
Class A	$ 0.09	$ (0.20)		$ 0.65	$ 0.65	-
Cash flow per share before unusual items						
Class B	$ 0.82	$ 0.84	(2.4)	$ 3.39	$ 3.47	(2.3)
Class A	$ 0.81	$ 0.82	(1.2)	$ 3.34	$ 3.42	(2.3)

See notes to interim consolidated financial statements.

CCL INDUSTRIES INC.
2001 Fourth Quarter
Consolidated Balance Sheets

Unaudited (in millions of dollars, except book value per share data)		Dec 31st 2001		Dec 31st 2000
Assets				
Current assets				
Cash and cash equivalents	$	112.9	$	31.9
Accounts receivable - trade		185.9		206.6
Other receivables and prepaid expenses		26.6		22.5
Inventories		162.7		173.4
		488.1		434.4
Capital assets		504.7		529.9
Other assets (note 5)		61.2		29.3
Goodwill		401.0		399.2
Total assets	**$**	**1,455.0**	**$**	**1,392.8**
Liabilities				
Current liabilities				
Bank advances	$	13.1	$	10.1
Accounts payable and accrued liabilities		232.7		226.2
Income and other taxes payable		2.1		3.7
Current portion of long-term debt		16.6		3.7
		264.5		243.7
Long-term debt		518.9		504.2
Other long-term items (note 6)		35.3		23.2
Future income taxes		72.6		63.5
Total liabilities		891.3		834.6
Shareholders' equity				
Share capital (note 7)		194.6		208.8
Retained earnings		328.2		329.7
Foreign currency translation adjustment		40.9		19.7
Total shareholders' equity		563.7		558.2
Total liabilities and shareholders' equity	**$**	**1,455.0**	**$**	**1,392.8**
Net debt	$	435.7	$	486.1
Net debt to equity		77.3%		87.1%
Net debt to total capitalization		43.6%		46.5%
Book value per share	$	16.52	$	15.22

Net debt is defined as bank advances and long-term debt net of cash and cash equivalents.

See notes to interim consolidated financial statements.

CCL INDUSTRIES INC.

2001 Fourth Quarter

Consolidated Statements of Cash Flows

Unaudited	Fourth quarters ended December 31st		Twelve months ended December 31st	
(in millions of dollars)	**2001**	**2000**	**2001**	**2000**
Cash provided by (used for)				
Operating activities				
Net earnings / (loss)	$ 3.0	$ (6.9)	$ 24.9	$ 26.7
Items not requiring cash:				
Depreciation and amortization	22.2	23.0	89.2	90.6
Future income taxes	5.9	(2.8)	7.0	5.2
Unusual items	(0.3)	18.8	0.8	18.8
	30.8	32.1	121.9	141.3
Net change in non-cash working capital	20.5	30.0	16.7	(8.3)
Cash provided by operating activities	51.3	62.1	138.6	133.0
Financing activities				
Proceeds on long-term debt	-	2.0	1.1	5.3
Retirement of long-term debt	(0.6)	(0.2)	(2.4)	(3.9)
Increase (decrease) in bank advances	10.4	(24.1)	3.1	(45.1)
Issue of shares	0.1	-	0.2	1.0
Repurchase of shares	(7.4)	(14.1)	(29.5)	(25.4)
Dividends	(2.7)	(3.0)	(11.4)	(12.1)
Cash used for financing activities	(0.2)	(39.4)	(38.9)	(80.2)
Investing activities				
Additions to capital assets	(23.0)	(20.9)	(55.6)	(61.1)
Proceeds on disposals (note 3)	15.4	6.3	40.5	6.3
Other	(2.0)	5.2	(5.2)	2.4
Cash used for investing activities	(9.6)	(9.4)	(20.3)	(52.4)
Effect of exchange rate changes on cash	0.1	0.6	1.6	1.1
Increase in cash	41.6	13.9	81.0	1.5
Cash and cash equivalents at beginning of period	71.3	18.0	31.9	30.4
Cash and cash equivalents at end of period	$ 112.9	$ 31.9	$ 112.9	$ 31.9

Cash and cash equivalents are defined as cash and short-term investments.

See notes to interim consolidated financial statements.

CCL INDUSTRIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED DECEMBER 31, 2001 AND 2000

(Tabular amounts in millions except pe share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim consolidated financial statements do not include all of the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated statements, except that in the first quarter of 2001, the Company adopted retroactively the new Canadian Institute of Chartered Accountant Handbook Section 3500 "Earnings per share", which requires the use of the treasury stock method for calculating diluted earnings per share.

To enhance our disclosure of accounting policies, the revenue recognition policy is as follows: revenue is recorded and related costs transferred to cost of sales at the time the product is shipped and ownership transfers to the customer.

Certain of the 2000 figures have been reclassified to conform with the presentation adopted for 2001.

2. CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2000, the Company has adopted the Canadian Institute of Chartered Accountants' Handbook Section 3465, Income Taxes. The standard requires a change from the deferral method of accounting for income taxes under Handbook Section 3470, Corporate Income Taxes, to the asset and liability method of accounting for income taxes.

The Company has adopted Section 3465 retroactively without restatement of prior periods. As a result, retained earnings as at January 1, 2000 increased by $1.5 million.

Effective January 1, 2000, the Company adopted the Canadian Institute of Chartered Accountants' recommendations related to the accounting for employee future benefits as required by Handbook Section 3461. Specifically, the standard outlines guidance for the accounting for pension, and post-employment benefits other than pensions.

In accordance with the transitional provisions of the new standard, the Company has applied the recommendations retroactively but has not restated comparative periods. The cumulative effect of the adoption of the new standard of $6.0 million ($3.8 million after tax) has been reflected as a charge to opening retained earnings.

(Tabular amounts in millions except pe share data)

3. **DISPOSALS**

In March 2001, the Company sold its one-third interest in a joint venture in Shanghai, China. The loss on disposal of this investment of $6.3 million was provided for as part of the restructuring costs recorded in the 2000 annual financial statements.

In April 2001, the Company sold its UK-based Pharmaceutical business to Miza Pharmaceutical Inc. ("Miza"). Total proceeds of $27.8 million were in the form of common shares of Miza of $11.0 million, representing a minority equity interest, and redeemable subordinated convertible notes of $16.8 million. The book value of the disposed Pharmaceutical assets included goodwill of $3.3 million. There was no gain or loss on the disposition.

In December 2001 and early 2002, CCL sold, in two separate transactions, a portion of its K-G Packaging business located in Concord, Ontario, which formulates and fills industrial aerosol liquid products. Proceeds received in 2001 and early 2002 in connection with these transactions were $7.8 million and $9.4 million respectively. The Company anticipates selling the balance of the K-G Packaging business in 2002. No gain or loss is expected as a result of these transactions.

4. **UNUSUAL ITEMS**

The Company incurred restructuring costs of $2.4 million in the fourth quarter of 2001 and $9.6 million year-to-date . The major component of the restructuring costs is employee severance paid to reorganize the Container and Label Divisions. Foreign exchange losses of $0.7 million were realized in the quarter and a gain of $1.9 million year-to-date resulting from the repatriation of capital from certain foreign subsidiaries. These gains arise from the difference between the exchange rate in effect on the date the capital was returned to Canada compared to the historical rate in effect when the capital was invested. These transactions are not subject to income tax.

5. **OTHER ASSETS**

	2001	2000
Investments and notes receivable	$ 28.2	$ -
Self-insurance assets	21.8	18.6
Other	11.2	10.7
	$ 61.2	$ 29.3

6. **OTHER LONG-TERM ITEMS**

	2001	2000
Environmental reserves, less current portion of $2.2 million (2000 - $1.2 million)	$ 11.0	$ 14.1
Outstanding self-insured claims and reserves	10.1	9.1
Deferred gains	14.2	-
	$ 35.3	$ 23.2

Environmental reserves represent management's best estimate for site restoration costs. Outstanding self-insured claims and reserves are actuarially determined. The actual timing of payments against these liabilities is unknown.

(Tabular amounts in millions except pe share data)

6. OTHER LONG-TERM ITEMS (CON'T)

In September 2001, the Company entered into a sale and leaseback of the land and building of the Los Angeles, CA Plastic plant and sold its interest. The proceeds of this property was $25.1 million resulting in a deferred gain of $9.9 million.

In November 2001, the Company sold its interest in an interest rate swap agreement. The proceeds on this transaction were $7.6 million which was recorded as a deferred gain.

The deferred gain on the sale and leaseback will be amortized over the term of the lease of 10 years. The deferred gain on the interest rate swap will be amortized until March 2006, the remaining term of the original swap agreement.

The short-term portion of these deferred gains is included in accounts payable and accrued liabilities.

7. SHARE CAPITAL

Exchangeable shares

As at December 31, 2000, there were issued and outstanding Class A Participating Exchangeable Common shares of CCL Plastic Packaging Inc., formerly SEDA Specialty Packaging Corp., a wholly-owned subsidiary, which were exchangeable at the holder's option into 1,000,000 Class B non-voting shares of CCL Industries Inc. In March 2001, the holder exercised the option under this arrangement.

Issued and outstanding

Actual number of equivalent shares:

	December 31, 2001	December 31, 2000
Class A	2,463,039	2,465,633
Class B	31,669,304	33,203,545
Exchangeable	-	1,000,000
Total	34,132,343	36,669,178

The weighted average number of equivalent shares issued and outstanding:

	December 31, 2001	December 31, 2000
Total	35,973,801	38,267,007

Repurchase of shares

During the fourth quarter, the Company repurchased 680,000 Class B shares for $7.4 million and for the year, 2,564,935 Class B shares were repurchased for $29.5 million.

(Tabular amounts in millions except pe share data)

7. SHARE CAPITAL (CON'T)

Fully diluted earnings per Class B share

There would be no dilutive effect in 2001 and 2000.

Stock-based compensation plan

In the fourth quarter additional stock options were granted under the Company's Employee Stock Option. During the quarter a significant number of stock options, granted in a previous year, expired. The exercise price of these forfeited options was higher than the market price of CCL Class B shares on the expiry date. Outstanding stock options at December 31, 2001 were 2,528,000 Class B shares (2000 - 2,567,000).

8. SUBSEQUENT EVENT

In February 2002, the pressure sensitive label printing business of Jarvis Porter Group PLC, located in the United Kingdom, France and the Netherlands, was acquired for $16.0 million.

9. SEGMENTED INFORMATION

Industry segments
Unaudited

Fourth quarters ended December 31st

		Sales		EBITDA		Operating income	
		2001	2000	2001	2000	2001	2000
Custom Manufacturing		$ 208.3	$ 203.6	$ 16.5	$ 14.1	$ 10.9	$ 8.0
	Return on sales			7.9%	6.9%	5.2%	3.9%
	Growth	2.3%		17.0%		36.3%	
Container		77.3	80.2	9.2	15.3	0.3	6.3
	Return on sales			11.9%	19.1%	0.4%	7.9%
	Growth	-3.6%		-39.9%		-95.2%	
Label		87.7	102.1	11.1	11.4	3.6	3.6
	Return on sales			12.7%	11.2%	4.1%	3.5%
	Growth	-14.1%		-2.6%		0.0%	
Total operations		$ 373.3	$ 385.9	36.8	40.8	14.8	17.9
	Return on sales			9.9%	10.6%	4.0%	4.6%
	Growth	-3.3%		-9.8%		-17.3%	
Corporate expense				(0.5)	(2.4)	(0.7)	(2.4)
				$ 36.3	$ 38.4	14.1	15.5
Interest expense						7.9	9.1
Earnings before unusual items and income taxes						6.2	6.4
Unusual items (net)						3.1	18.8
Earnings / (loss) before income taxes						$ 3.1	$ (12.4)
Income taxes / (recovery)						0.1	(5.5)
Net earnings / (loss)						$ 3.0	$ (6.9)

CCL INDUSTRIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED DECEMBER 31, 2001 AND 2000
(Tabular amounts in millions except pe share data)

9. SEGMENTED INFORMATION (con't)

Industry segments
Unaudited

Twelve months ended December 31st

		Sales		EBITDA		Operating income	
		2001	2000	2001	2000	2001	2000
Custom Manufacturing		$ 886.3	$ 832.3	$ 69.1	$ 67.4	$ 46.0	$ 42.0
	Return on sales			7.8%	8.1%	5.2%	5.0%
	Growth	6.5%		2.5%		9.5%	
Container		328.2	333.1	46.7	66.8	10.7	32.6
	Return on sales			14.2%	20.1%	3.3%	9.8%
	Growth	-1.5%		-30.1%		-67.2%	
Label		386.0	423.7	48.7	55.9	19.4	25.5
	Return on sales			12.6%	13.2%	5.0%	6.0%
	Growth	-8.9%		-12.9%		-23.9%	
Total operations		$ 1,600.5	$ 1,589.1	164.5	190.1	76.1	100.1
	Return on sales			10.3%	12.0%	4.8%	6.3%
	Growth	0.7%		-13.5%		-24.0%	
Corporate expense				(4.6)	(6.8)	(5.4)	(7.4)
				$ 159.9	$ 183.3	70.7	92.7
Interest expense						32.4	36.5
Earnings before unusual items and income taxes						38.3	56.2
Unusual items (net)						7.7	18.8
Earnings before income taxes						$ 30.6	$ 37.4
Income taxes						5.7	10.7
Net earnings						$ 24.9	$ 26.7

	Identifiable Assets		Depreciation & Amortization		Capital Expenditure	
	Dec 31st	Dec 31st	Twelve months ended December 31st		Twelve months ended December 31st	
	2001	2000	2001	2000	2001	2000
Custom Manufacturing	$ 383.9	$ 407.9	$ 23.2	$ 25.5	$ 16.8	$ 23.5
Container	562.8	567.5	35.9	34.2	21.0	26.4
Label	361.2	388.9	29.4	30.3	16.8	10.3
Corporate	147.1	28.5	0.7	0.6	1.0	0.9
Total	$ 1,455.0	$ 1,392.8	$ 89.2	$ 90.6	$ 55.6	$ 61.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOURTH QUARTERS ENDED DECEMBER 31, 2001 AND 2000

This document has been prepared for the purpose of providing a Management Discussion and Analysis (MD&A) of the financial condition and results of operations of the fourth quarters ended December 31, 2001 and 2000, and an update to the 2000 Annual MD&A document. This interim MD&A should be read in conjunction with the Company's December 31, 2001 fourth quarter and full year unaudited financial statements released on February 21, 2002 and the 2000 Annual MD&A document which forms part of the CCL Industries Inc. 2000 Annual Report dated February 14, 2001.

Overview

The Company's results in the fourth quarter of 2001 continued to be adversely affected by sluggish demand for non-durable consumer products in North America and Europe. This reduced demand pattern, in addition to specific operational issues in the Container and Label Divisions, lowered the combined operating results of the Company. Demand in the non-durable manufacturing sector in the U.S., as measured by the Federal Reserve was down 2.9% in the fourth quarter of 2001 and 3.3% over the full year. This compares to a reduction of 4.4% and 1.6% for the same periods in 2000.

The Container and Label Divisions, in particular, were impacted by the lower demand in the fourth quarter. However, in 2001, the Custom Manufacturing Division exceeded both the sales and operating income levels achieved in the fourth quarter of 2000, due to increased market share and the continued strong trend to outsourcing by national marketers. The September 11th terrorist attacks in the United States had disrupted order patterns and logistics within the industry. Sales patterns were erratic. In October, sales increased 21% and 6% in Custom and Container respectively, while Label dropped 18% compared to the previous year. However, in the months of November and December, all divisions experienced much lower sales volumes compared to 2000. Combined sales, before considering foreign exchange and disposals, dropped over 9% in these two months and 3% for the full quarter. If foreign exchange and disposals are considered, sales dropped 4% in the quarter.

For the year 2001, consolidated sales increased less than 1% compared with the prior year. When the effect of foreign exchange and sales from dispositions made in 2000 and 2001 are excluded, sales increased 8% in the Custom Manufacturing Division, decreased 5% in the Container Division, and by 8% in the Label Division. Consolidated sales in the fourth quarter of 2001 amounted to $373.3 million compared to $385.9 million in the same quarter of 2000. Total sales for the 2001-year amounted to $1,600.5 million compared to $1,589.1 million in 2000.

The lower than expected sales, along with a larger than anticipated provision for slow-moving and obsolete inventories in the plastic packaging plant in Los Angeles, CA., resulted in earnings per Class B share, before unusual items, of $0.16 in the fourth quarter compared to $0.22 in the same quarter in 2000. Earnings per Class B share, before unusual items, for the year were $0.83 compared to $1.10 in 2000. The foreign exchange effect on earnings, in the fourth quarter and 2001 total year, was not material.

Despite the lower earnings, CCL generated cash flow from operations, before unusual items, of $0.82 in the fourth quarter of 2001 compared to $0.84 in the same quarter of 2000. Cash flow per Class B share, before unusual items, for the year amounted to $3.39 compared to $3.47 a year earlier. In 2001 these funds, along with proceeds from asset disposal transactions amounting to $40.5 million and the working capital reduction effort, were used for debt reduction, share repurchases, dividends to shareholders, restructuring, and to invest in plant and equipment. During the year, the Company repurchased over 2.6 million shares for $29.5 million, paid dividends of $11.4 million, and spent $9.6 million on restructuring, and $55.6 on capital additions. Net debt declined $81.8 million in 2001, excluding the foreign exchange impact on the US dollar denominated loans. Net debt to capitalization of 43.6% at year-end was substantially lower than the 46.5% a year earlier. The Company ended the year with cash on hand of $112.9 million compare to $31.9 million as at December 31, 2000.

In 2001, the Company responded to the above changes in market conditions and operational issues with a number of initiatives designed to maintain margins, minimize the effect of volume reduction and to improve long-term shareholder value. Significant cost-cutting, restructuring, working capital reduction and capital spending reduction programs were instituted. The Company also continued with its plan to divest a number of under-performing and non-core businesses.

The Company's outlook for 2002 is reflective of a gradual improvement in demand and a return to more normal levels of operating results. Management believes that the current restructuring plans, which should be largely completed by the end of the first quarter, will yield significant operational improvements during 2002. The more positive current economic outlook for demand for consumer products and the management actions taken in 2001 should translate into stronger order patterns and financial results, particularly in the last half of the year.

Discussion of divisional business segments

Custom Manufacturing - Operating income in the fourth quarter $10.9 million in 2001 vs. $8.0 million in 2000. Full year $46.0 million vs. $42.0 million respectively.

- The overall trend to lower demand experienced since early 2000 continued to moderate in this division in the fourth quarter due to production requirements from new business awards received earlier in 2001. The division continues to secure new business and to renew contracts with existing customers. The full effect of these new contracts will extend into 2002. In recent years, new business awards have been shifting to more full service contracts. Under full service contracts, the division charges a small handling fee and purchases more of the raw materials and components rather than having them supplied by the customers. Full service contracts are more fully explained on pages 7 and 8 of the year 2000 Annual MD&A.

- Sales increased 6% during the fourth quarter in North America, but declined 6% in Europe for a combined increase of just over 2%. Sales increased over 6 % for the 2001-year. After excluding the effect of foreign exchange, and the sale of the China joint venture and U.K. pharmaceutical operations earlier in 2001, sales increased 3% in the fourth quarter and 8% year-to-date. This increase resulted primarily from a 6% unit growth during the year in selected product categories.

- Operating income was $10.9 million in the quarter compared to $8.0 million in 2000 and $46.0 million for the year compared to $42.0 million in the previous year. The U.K.-based pharmaceutical business and the China joint venture, which were sold in 2001, incurred operating losses of approximately $0.1 million in the fourth quarter and $3.9 million for the full year-2000. This compares to their pre-sale of operating loss in 2001 of $0.6 million.

- In December 2001 and early 2002, CCL sold, in two separate transactions, a portion of its K-G Packaging business located in Concord, Ontario, which formulates and fills industrial aerosol liquid products. Proceeds received in 2001 and early 2002 in connection with these transactions, were $7.8 million and $9.4 million respectively. The company anticipates selling the balance of the K-G Packaging business in 2002. No gain or loss is expected as a result of these transactions.

Container - Operating income in the fourth quarter $0.3 million in 2001 vs. $6.3 million in 2000. Full year operating income $10.7 million vs. $32.6 million respectively.

- Sales in the Container Division declined 4% in the quarter and over 1% for the year. If foreign exchange is excluded, sales declined 6% in the quarter and 5% for the year. Operating income for the division was down $6.0 million in the quarter and $21.9 million for 2001 compared to last year.

- Operating income for the aluminum aerosol, laminate tube and international business units was up substantially in the fourth quarter and for the full year compared to last year, even though sales were down modestly year-over-year in the larger aluminum aerosol business unit, due to the slow-down in North America.

- The aluminum tube business unit incurred a modest loss during the fourth quarter and for the 2001 year due to operational issues, as well as and reduced shipments of higher margin product lines. This unit continued to experience difficulty integrating manufacturing lines being relocated to Harrisonburg, VA from Carrollton, KY. The Carrollton plant was closed by year-end.

- The plastic packaging business unit also continued to incur significant losses in the fourth quarter. This unit, under the direction of its new President, has taken steps to strengthen management, focus and downsize the Los Angeles, CA plant on fewer technologies, and address operating issues. The 2001 loss includes a write-off of $6.8 million. of which $3.5 million applies to the fourth quarter, for slow-moving and obsolete inventories and uncollectible receivables. The restructuring plan for this business unit will be completed early in 2002.

Label - Operating income in the fourth quarter $3.6 million in 2001 vs. $3.6 million in 2000. Full Year $19.4 million vs. $25.5 million respectively.

- Sales for this division declined 14% in the fourth quarter and 9% year-to-date. Sales, after excluding both the effects of foreign exchange translation and sales related to the labeling equipment business, which was sold in the fourth quarter of 2000, declined 14% in the fourth quarter and 8% year-to-date. Operating income, compared with 2000, was flat in the fourth

quarter and down $6.1 million for the total year. The results for the fourth quarter, despite lower sales than 2000, are reflective of a lower cost structure now in place for this division.

- The Label Division's restructuring plan, under the direction of its new President, Geoffrey Martin, was substantially completed in 2001. The plants in the United States have been reorganized into a network of decentralized and focused label businesses, with each business group specializing in the printing technology requirements and other needs of specific customers. This plan has resulted in a significant reduction in selling expenses, as well as administrative and fixed expenses in the division. All Label plants, except Charlotte, NC, which is now operating at close to break-even, continue to be profitable, in spite of the significant slow-down in demand.

- On January 25, 2002, the Company announced the acquisition of four European pressure sensitive label plants from Jarvis Porter PLC for Cdn$16 million. Two plants are in the United Kingdom and one in each of France and the Netherlands. The agreement to purchase these plants, with annualized sales of approximately $50 million, closed on February 1, 2002.

Other comments on consolidated results

- The December 31, 2001 unaudited quarterly financial statements of the Company have been prepared in accordance with the requirements of Section 1751 of the CICA Handbook. This Section provides guidance on the recognition and measurement principles to be used for interim financial statements in fiscal years commencing on or after December 31, 2000. The application of this Section is not retroactive to the December 31, 2000 financial statements. There was no material difference in the results for the fourth quarter or the year ended December 31, 2001 and 2000 as a result of applying this new standard.

- Earnings before interest, taxes, depreciation, amortization and unusual items (EBITDA) were $36.3 million for the fourth quarter and $159.9 million for the year ended December 31, 2001 compared to $38.4 million and $183.3 million in the corresponding periods of 2000.

- Unusual items are comprised of restructuring costs and net foreign exchange gains on capital repatriated from foreign subsidiaries. Restructuring costs incurred of $2.4 million during the quarter and $9.6 million for the year, relate primarily to actions taken in the Label and Container Divisions to refocus these businesses and to reduce their cost structures. In 2000, all in the fourth quarter, the company incurred $18.8 million, before tax, for restructuring. Included in this amount was $17.0 million for losses on disposal of under-performing or non-core business units. There are no additional plans for restructuring of operations, once the current plans are completed in early 2002. However, if the anticipated increase in demand does not materialize and match production capacity, it will be essential to consider further cost-cutting and restructuring measures.

- The net foreign exchange gains on capital repatriated from certain foreign subsidiaries during the year of $1.9 million arise from the difference between the exchange rate in effect on the date the capital was returned to Canada, compared to the historical rate in effect when the capital was invested. These amounts are not subject to income tax.

- All divisions incurred higher than planned energy costs in 2001. While these increases have moderated, the additional costs were approximately $0.8 million in the fourth quarter and $4.4 million year-to-date compared to the same periods in 2000.

- Depreciation and amortization of other assets amounted to $18.1 million in the fourth quarter and $73.4 million for the year compared to $19.1 million and $75.4 million respectively a year earlier. Capital spending was $23.0 million in the fourth quarter of 2001 and $55.6 million for the year compared to $20.9 million and $61.1 million for the same periods in 2000. The majority of the spending in 2001 relates to the expansion and consolidation of the aluminum tube operations and the acquisition of new plastic tube lines in the Container Division. In addition, the Label Division acquired the land and buildings previously rented at its Hightstown facility.

- Corporate expenses in the fourth quarter and for the year were lower than the comparable periods a year ago. This was largely due to gains on foreign exchange transactions and to higher other income in 2001 compared to 2000.

- Interest expense was $7.9 million for the fourth quarter and $32.4 million for the full year compared to $9.1 million and $36.5 million respectively in the same periods in 2000. The lower expense is a result of lower debt levels, interest earned on short-term investments of surplus cash, in addition to the benefit of an Interest Rate Swap Agreement in place for part of the year. This swap was sold in November 2001 for a gain of $7.6 million, and this gain is being amortized to interest expense over the remaining term of the original agreement.

- The effective income tax rate for the Company is lower than the combined Canadian federal and provincial income tax rate due to lower tax rates in foreign jurisdictions. The effective income tax rate, before unusual items, for the year was 23.0% compared to 25.4% in 2000 due principally to substantially lower income in jurisdictions with higher rates. The rate, in any given year, is also affected by unrecognized tax losses and the impact of non-deductible goodwill amortization. The Company expects that future years' tax rates will be somewhat higher on the assumption that operating results will improve in jurisdictions with relatively higher income tax rates.

- Total debt was $548.6 as at December 31, 2001 compared to $518.1 million a year earlier. The foundation of the Company's long-term debt is comprised of three private placements for a total US$333.0 million (Cdn$530.4 million) at December 31, 2001, with an average interest rate of 6.9%, a seven-year average term to maturity, and the first repayment of US$9.4 million (Cdn$15.0 million) due September 2002. The devaluation of the Canadian dollar, compared to the U.S. dollar during the year resulted in an increase of $31.4 million in the carrying value of U.S. dollar debt as at December 31, 2001 compared to the carrying value at December 31, 2000. Net debt, which considers the cash on hand at the same dates, was $435.7 million as at December 31, 2001 compared to $486.1 million a year earlier. The net debt to capitalization at December 31, 2001 was 43.6 % compared to 46.5% at December 31, 2000.

- The net debt analysis is as follows:

$ millions	December 31, 2001	December 31, 2000
Current debt	$ 29.7	$ 13.8
Long-term debt	518.9	504.2
Total debt	548.6	518.0
Cash on hand	(112.9)	(31.9)
Net debt	$435.7	$486.1

- As at December 31, 2001, Shareholders' Equity stood at $563.7 million compared to $558.2 million a year earlier. There were 34.1 million Class A voting and Class B non-voting shares outstanding compared with 36.7 million a year earlier. The book value per share as at December 31, 2001 was $16.52 compared to $15.22 a year earlier. The decrease in the outstanding shares during the year was due to the repurchase of 2.1 million Class B shares under the Normal Course Issuer Bid process for $23.2 million and 0.5 million Class B shares under the provisions of the Ontario Securities Act for $6.3 million. The Normal Course Issuer Bid process is covered by the rules of the Toronto Stock Exchange. CCL's Normal Course Issuer Bid commenced on August 3, 2001, terminates August 2, 2002, and provides for the repurchase of up to 20,000 Class A shares and 2,520,000 Class B shares. During the 2000 year, the Company repurchased 2.7 million shares under Normal Course Issuer Bids for a total consideration of $25.4 million. The Company anticipates renewing its filing for another twelve months commencing in August 2002.

- The Company has no material "off balance sheet" financing obligations except for typical long-term operating lease agreements. The nature of these commitments is described in note 11 to the 2000 Consolidated Financial Statements. In addition, the majority of the Company's post-employment obligations are defined contribution pension plans. There are no defined benefit plans funded with CCL stock.

- There are no significant changes, in either the risks or the strategies from those set out in the 2000 Annual Management's Discussion and Analysis document and those discussed in the Management Discussion and Analysis documents included with the financial statements for each of the first three quarters of 2001.

Certain statements contained in the above Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically are preceded by, followed by or include the words -- "believes," "expects," "anticipates," "estimates," "intends," "plans" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, and the Company's results could differ materially from those anticipated in these forward-looking statements

CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

News Release Stock Symbol: TSE – CCL.A and CCL.B

For Immediate Release– Thursday, February 21, 2002

DIVIDEND DECLARATION

Toronto, February 21, 2002 – The Board of Directors of CCL Industries Inc. approved a dividend of $0.0675 on the Class A Voting and $0.08 on the Class B Non-Voting Shares payable March 29, 2002 to Shareholders of record at the close of business on March 15, 2002.

CCL Industries Inc. (TSE CCL.A and CCL.B), with revenues of approximately $1.6 billion, is a creative outsourcing partner to some of the world's largest producers of consumer brands, helping them to get their products to market quickly and cost-effectively. Areas of expertise include custom manufacturing; state-of-the-art packaging solutions, including specialty aluminum and plastics packaging; and innovative product labeling. CCL develops solutions for producers of leading consumer brands in personal care, cosmetic, pharmaceutical, household and specialty food products. With headquarters in Toronto, Canada, CCL employs 7,100 people and operates 35 production facilities in North and Central America and Europe.

For further information, contact:

Steve Lancaster	Senior Vice-President and Chief Financial Officer	(416) 756-8517

For more details on CCL, visit our web site – www.cclind.com

CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

News Release

For Immediate Release **Stock Symbol: CCL. A and CCL.B**

CCL Acquires European Label Businesses

Toronto, January 25, 2002 - CCL Industries Inc., a world leader in developing manufacturing, packaging and label solutions for the consumer products industry, announced today that an agreement has been reached to acquire the pressure sensitive label printing businesses of UK-based Jarvis Porter Group PLC for a cash consideration of approximately Cdn.$16 million, subject to closing adjustments. This transaction will be completed on February 1, 2002.

The plants acquired include the primary UK site at Ingram Row in Leeds, a pharmaceutical label site at Lewes near Brighton, and two sites on the European continent, Jarvis Porter Peha in Utrecht, the Netherlands, and Jarvis Porter Baulip in Paris, France. Combined revenues from these sites were approximately Cdn.$50 million in the fiscal year ending February 1, 2001.

"This transaction positions CCL Label as the first real global player in the industry. The acquisition was completed at a fair price and it is expected to be accretive to earnings in 2002," said Donald Lang, President and CEO of CCL Industries Inc.

Geoffrey Martin, President of CCL Label added, "Jarvis Porter has been one of the pre-eminent pressure sensitive label companies in Western Europe for many years, with an excellent quality and service reputation with its customers in the consumer and health care sectors. This acquisition allows us to provide our global customers with a single source supply chain for innovative label packaging solutions throughout the NAFTA and EC trading blocks."

Following closing, CCL will immediately change the name of the Jarvis Porter operations to trade under the CCL Label banner and become part of CCL Label International, consisting of the European, Canadian and Latin American businesses reporting to Geoffrey Martin.

CCL Industries Inc. (TSE CCL.A and CCL.B), with revenues of approximately $1.6 billion, is a creative outsourcing partner to some of the world's largest producers of consumer brands, helping them to get their products to market quickly and cost-effectively. Areas of expertise include custom manufacturing; state-of-the-art packaging solutions, including specialty aluminum and plastics packaging; and innovative product labeling. CCL develops solutions for producers of leading consumer brands in personal care, cosmetic, pharmaceutical, household and specialty food products. With headquarters in Toronto, Canada, CCL employs 7,100 people and operates 35 production facilities in North and Central America and Europe.

Statements contained in this Press Release, other than statements of historical facts, are forward-looking statements subject to a number of uncertainties that could cause actual events or results to differ materially from some statements made.

For more information, contact:

Steve Lancaster	Senior Vice President and Chief Financial Officer	416-756-8517